Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2019

2Q19 Added 22,908 New Subscribers

Revenues Up 5.3% YoY to RMB247.1 Million ($36.0 Million)

Operating Income Up 37.3% YoY to RMB104.8 Million ($15.3 Million)

Non-GAAP Operating Income Up 8.7% YoY to RMB118.2 Million ($17.2 Million)

Conference Call to be Held on November 28, 2018 at 8:00 a.m. ET

HONG KONG, China, November 27, 2018 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the second quarter and first half of fiscal year 2019 ended September 30, 2018.

Second Quarter of Fiscal 2019 Highlights

•             Revenues increased by 5.3% year over year (“YoY”) to RMB247.1 million ($36.0 million).

•             New subscribers and accumulated subscriber base were 22,908 and 704,6901, respectively.

•             Gross profit increased by 5.8% YoY to RMB199.8 million ($29.1 million).

•             Gross margin increased from 80.5% in the prior year period to 80.9%.

•             Operating income increased by 37.3% YoY to RMB104.8 million ($15.3 million).

•             Operating income before depreciation and amortization and share-based compensation expenses2 (“non-GAAP operating income”) increased by 8.7% YoY to RMB118.2 million ($17.2 million).

•             Net income attributable to the Company’s shareholders was RMB65.1 million ($9.5 million) compared to RMB67.6 million in the prior year period, after taking into account the unrealized holding loss of RMB30.9 million ($4.5 million) for equity securities, or more commonly known as mark-to-market loss, following the adoption of a new accounting standard3.

•             Net cash provided by operating activities for the second quarter of fiscal 2019 was RMB211.6 million ($30.8 million).

First Half of Fiscal 2019 Highlights

•             Revenues for the first half of fiscal 2019 increased by 4.8% YoY to RMB480.9 million ($70.0 million).

•             New subscriber sign-up was 43,509, and accumulated subscriber base expanded to 704,6901.

•             Gross profit increased by 6.0% YoY to RMB390.5 million ($56.9 million).

•             Operating income increased by 25.7% YoY to RMB200.2 million ($29.2 million).

•             Non-GAAP operating income2 increased by 12.8% YoY to RMB226.7 million ($33.0 million).

•             Net income attributable to the Company’s shareholders increased to RMB138.7 million ($20.2 million) from RMB136.7 million in the prior year period.

•             Net cash provided by operating activities for the first half of fiscal 2019 was RMB386.9 million ($56.3 million).

“We are glad to see the new subscriber number increase by 11.2% in the second quarter from the previous quarter, which demonstrates the success of the measures we took under current market conditions. As we continue to execute on our strategies, we remain cautiously optimistic about our growth prospects in the second half of the year, which are supported by the Chinese government announcing business-friendly policies amid escalating trade tensions between the U.S. and China.” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “While keeping our focus on nurturing and penetrating existing domestic markets, we will continue to explore potential development opportunities to expand revenue sources or save costs in order to consolidate our position as the industry leader.”

Summary — Second Quarter and First Half Ended September 30, 2017 and 2018

	Three Months Ended September 30,			Six Months Ended September 30,
(in thousands)	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues	234,572	247,104	35,979	458,794	480,925	70,025
Gross Profit	188,928	199,841	29,097	368,368	390,504	56,859
Operating Income[4]	76,328	104,766	15,253	159,289	200,208	29,151
Unrealized Holding Loss For Equity Securities[3]	—	(30,945)	(4,506)	—	(40,266)	(5,863)
Net Income Attributable to the Company’s Shareholders	67,595	65,114	9,479	136,730	138,656	20,188
Earnings per Share[5] (RMB/US$)
– Basic	0.60	0.54	0.08	1.22	1.15	0.17
– Diluted	0.60	0.53	0.08	1.22	1.14	0.17

Revenues Breakdown (%)
Processing Fees and Other Services	65.7%	61.4%		65.6%	61.4%
Storage Fees	34.3%	38.6%		34.4%	38.6%

New Subscribers (persons)	23,647	22,908		46,170	43,509
Total Accumulated Subscribers (persons)	620,680	704,690 [1]		620,680	704,690 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended September 30,			Six Months Ended September 30,
(in thousands)	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	215,293	211,617	30,812	441,710	386,934	56,338
Net cash used in investing activities	(11,354)	(8,822)	(1,285)	(22,017)	(15,948)	(2,323)
Net cash used in financing activities	—	(18,173)	(2,646)	—	(18,173)	(2,646)

Second Quarter of Fiscal 2019 Financial Results

REVENUES. Revenues increased by 5.3% YoY to RMB247.1 million ($36.0 million) in the second quarter of fiscal 2019. The increase was mainly driven by the Company’s continued enlargement of its total subscriber base.

Revenues generated from storage fees increased by 18.5% YoY to RMB95.4 million ($13.9 million) in the reporting quarter. The accumulated subscriber base as of September 30, 2018, was 704,6901. Storage fee revenues accounted for 38.6% of total revenues compared to 34.3% in the prior year period.

Revenues generated from processing fees and other services in the second quarter was RMB151.7 million ($22.1 million). 22,908 new subscriber sign-ups were recorded during the reporting quarter. The market continued to be challenging this quarter, yet, with the Company’s continued efforts, the new subscriber number increased by 11.2% quarter over quarter (“QoQ”). Revenues generated from processing fees accounted for 61.4% of total revenues compared to 65.7% in the prior year period.

GROSS PROFIT. Gross profit for the second quarter increased by 5.8% YoY to RMB199.8 million ($29.1 million). Rising raw materials cost was offset by the economy of scale from a higher contribution from storage fees. Gross margin as a result improved to 80.9% from 80.5% in the prior year period.

OPERATING INCOME. Operating income increased by 37.3% YoY to RMB104.8 million ($15.3 million), which was fueled by modest margin expansion and the absence of share-based compensation expense, as no share-based compensation expense was recognized since April 1, 2018. Operating income also improved by 9.8% QoQ. As a result, operating margin increased to 42.4%. Depreciation and amortization expenses for the second quarter increased moderately to RMB13.4 million ($2.0 million), from RMB12.4 million of the same period last year. In the prior year period, there was RMB20.1 million in share-based compensation expense whereas no such expense occurred in the current quarter. Non-GAAP operating income2 increased by 8.7% YoY to RMB118.2 million ($17.2 million).

Sales and Marketing Expenses. Sales and marketing expenses decreased by 8.3% YoY to RMB51.5 million ($7.5 million) as no share-based compensation expense were recognized since April 1, 2018. Also, the Company has been increasingly prudent and selective when deploying its marketing budget, and such reduction led to a YoY and QoQ decline in marketing and promotion expense. Sales and marketing expenses as a percentage of revenues decreased to 20.8% from 23.9% of the same quarter last year.

General and Administrative Expenses. During the second quarter, general and administrative expenses decreased by 24.2% YoY to RMB40.0 million ($5.8 million), which was mainly driven by the absence of share-based compensation expense. General and administrative expenses were down 2.5% QoQ as the Company attempted to keep costs under control. As a result, general and administrative expenses as a percentage of revenues declined to 16.2% from 22.5% in the same quarter of the previous year.

OTHER INCOME AND EXPENSES.

Unrealized holding loss for equity securities. In the reporting period, RMB30.9 million ($4.5 million) in unrealized holding loss for equity securities, or more commonly known as mark-to-market loss, mainly attributable to the investments in Cordlife Group Limited (“CGL”), was recognized as other expenses under the new accounting standard, whereas such loss of RMB18.6 million was recorded as other comprehensive loss in the prior year period3.

Dividend income. During the second quarter, the Company received RMB1.0 million ($0.1 million) dividend income from the Company’s equity investments in CGL.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As the increase in operating income was impacted by the mark-to-market loss, income before income tax for the second quarter decreased by 2.6% YoY to RMB81.1 million ($11.8 million). Income tax expense for the second quarter was RMB14.9 million ($2.2 million) compared to RMB14.5 million in the prior year period. Net income attributable to the Company’s shareholders for the second quarter decreased by 3.7% YoY to RMB65.1 million ($9.5 million). Net margin for the second quarter was 26.4%, down by 2.4 percentage points compared to the same quarter last year.

EARNINGS PER SHARE5. Basic and diluted earnings per ordinary share for the second quarter of fiscal 2019 were RMB0.54 ($0.08) and RMB0.53 ($0.08) compared to RMB0.60 in the prior year period.

First Half of Fiscal 2019 Financial Results

For the first half of fiscal year 2019, total revenues increased by 4.8% YoY to RMB480.9 million ($70.0 million). The increase was mainly attributable to an increase in the Company’s storage fee revenues from its accumulated subscriber base. Revenues from storage fees increased by 17.9% YoY to RMB185.9 million ($27.1 million), and revenues from processing fees and other services were down by 2.0% YoY to RMB295.0 million ($42.9 million). Gross profit increased by 6.0% YoY to RMB390.5 million ($56.9 million). Operating income increased by 25.7% YoY to RMB200.2 million ($29.2 million). Non-GAAP operating income2 increased by 12.8% YoY to RMB226.7 million ($33.0 million). Net income attributable to the Company’s shareholders improved to RMB138.7 million ($20.2 million) from RMB136.7 million in the prior year period. Basic and diluted earnings per share5 attributable to ordinary shares were RMB1.15 ($0.17) and RMB1.14 ($0.17), respectively, compared to RMB1.22 in the same period last year. Net cash provided by operating activities in the first half of fiscal 2019 was RMB386.9 million ($56.3 million) compared to RMB441.7 million in the prior year period.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, November 28, 2018, to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 68320201#.

1 During the three months and six months ended September 30, 2018, 22,908 and 43,509 new subscribers were recruited, respectively. The Company reclassified 299 and 437 private cord blood units as donated cord blood units during the three months and six months ended September 30, 2018 after the Company determined that the recoverability of these prior private cord blood banking subscribers was low. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 704,690 as of September 30, 2018.

2 See exhibit 3 of this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 Unrealized holding loss for equity securities was recognized as other expenses instead of other comprehensive losses as practiced previously because of the adoption of Accounting Standards Update No. 2016-01 since April 1, 2018. During the three months ended September 30, 2017 and 2018, unrealized holding loss for equity securities was RMB18.6 million and RMB30.9 million ($4.5 million) respectively.

4 The reported operating income for the three months and six months ended September 30, 2017 and 2018 included the following:

(i)

Depreciation and amortization expenses for the three months ended September 30, 2017 and 2018 were RMB12.4 million and RMB13.4 million ($2.0 million). Depreciation and amortization expenses for the six months ended September 30, 2017 and 2018 were RMB25.1 million and RMB26.5 million ($3.9 million); and

(ii)

For the three and six months ended September 30, 2017, share-based compensation expenses related to the Company’s restricted share units (“RSUs”) scheme were RMB20.1 million and RMB16.6 million respectively, whereas no such expense or reversal was recorded in the current quarter since the RSUs were fully vested in the quarter ended March 31, 2018.

5 Taking into account the 7,080,000 shares (related to the RSU scheme) issued and deposited to a trust sponsored and funded by the Company, in addition to 113,524,742 outstanding shares for the three months and six months ended September 30, 2017, basic and diluted earnings per ordinary share would be RMB0.56 and RMB1.15 for the three and six months ended September 30, 2017. During the reporting quarter, 726,333 scrip dividend shares were issued. As a result, 121,687,974 and 121,551,075 shares were issued and outstanding as of September 30, 2018.

Use of Non-GAAP Financial Measures

GAAP results for the three months and six months ended September 30, 2018, include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending September 30, 2018 were made at the noon buying rate of RMB6.8680 to $1.00 on September 28, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, and September 30, 2018

	March 31,	September 30,
	2018	2018
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,250,610	4,611,250	671,410
Accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB58,227; September 30, 2018: RMB70,817 (US$10,312))	107,818	104,709	15,244
Inventories	27,718	32,538	4,738
Prepaid expenses and other receivables	22,276	25,582	3,725
Total current assets	4,408,422	4,774,079	695,117
Property, plant and equipment, net	552,960	543,451	79,128
Non-current deposits	233,115	256,457	37,341
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2018: RMB69,713; September 30, 2018: RMB70,682 (US$10,291))	101,809	97,798	14,240
Inventories	71,758	74,021	10,778
Intangible assets, net	102,065	99,755	14,525
Investment in equity securities	153,882	126,477	18,415
Other investment	189,129	189,129	27,538
Deferred tax assets	31,295	36,413	5,302
Total assets	5,844,435	6,197,580	902,384

LIABILITIES
Current liabilities
Accounts payable	11,372	21,582	3,142
Accrued expenses and other payables	73,023	83,684	12,184
Deferred revenue	366,373	387,951	56,487
Income tax payable	17,407	18,494	2,693
Total current liabilities	468,175	511,711	74,506
Non-current deferred revenue	1,874,014	1,997,270	290,808
Other non-current liabilities	362,876	386,920	56,337
Deferred tax liabilities	20,628	20,148	2,934
Total liabilities	2,725,693	2,916,049	424,585

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 120,961,641 and 120,824,742 shares issued and outstanding as of March 31, 2018 and 121,687,974 and 121,551,075 shares issued and outstanding as of September 30, 2018	83	83	12
Additional paid-in capital	2,053,866	2,101,582	305,996
Treasury stock, at cost (March 31 and September 30, 2018: 136,899 shares, respectively)	(2,815)	(2,815)	(410)
Accumulated other comprehensive losses	(54,654)	(79,493)	(11,575)
Retained earnings	1,116,873	1,254,755	182,695
Total equity attributable to Global Cord Blood Corporation	3,113,353	3,274,112	476,718
Non-controlling interests	5,389	7,419	1,081
Total equity	3,118,742	3,281,531	477,799
Total liabilities and equity	5,844,435	6,197,580	902,384

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months Ended September 30, 2017 and 2018

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	234,572	247,104	35,979	458,794	480,925	70,025
Direct costs	(45,644)	(47,263)	(6,882)	(90,426)	(90,421)	(13,166)
Gross profit	188,928	199,841	29,097	368,368	390,504	56,859
Operating expenses
Research and development	(3,664)	(3,590)	(523)	(6,343)	(6,381)	(929)
Sales and marketing	(56,152)	(51,488)	(7,497)	(99,602)	(102,903)	(14,983)
General and administrative	(52,784)	(39,997)	(5,824)	(103,134)	(81,012)	(11,796)
Total operating expenses	(112,600)	(95,075)	(13,844)	(209,079)	(190,296)	(27,708)
Operating income	76,328	104,766	15,253	159,289	200,208	29,151
Other income/(expenses), net
Interest income	5,790	6,405	933	10,617	12,103	1,762
Interest expense	—	—	—	(3,257)	—	—
Foreign currency exchange gains/(losses)	110	(49)	(7)	111	(75)	(11)
Unrealized holding loss for equity securities	—	(30,945)	(4,506)	—	(40,266)	(5,863)
Dividend income	—	976	142	—	976	142
Others	993	(56)	(8)	2,142	(815)	(119)
Total other income/(expenses), net	6,893	(23,669)	(3,446)	9,613	(28,077)	(4,089)
Income before income tax	83,221	81,097	11,807	168,902	172,131	25,062
Income tax expense	(14,525)	(14,921)	(2,173)	(30,246)	(31,445)	(4,578)
Net income	68,696	66,176	9,634	138,656	140,686	20,484
Net income attributable to non-controlling interests	(1,101)	(1,062)	(155)	(1,926)	(2,030)	(296)
Net income attributable to Global Cord Blood Corporation’s shareholders	67,595	65,114	9,479	136,730	138,656	20,188

Earnings per share:
Attributable to ordinary shares
- Basic	0.60	0.54	0.08	1.22	1.15	0.17
- Diluted	0.60	0.53	0.08	1.22	1.14	0.17

Other comprehensive (losses)/income, net of nil income taxes
- Foreign currency translation adjustments	(8,376)	14,597	2,125	(20,107)	37,477	5,457
- Unrealized holding losses in available-for-sale equity securities	(18,562)	—	—	(30,487)	—	—
Total other comprehensive (losses)/income	(26,938)	14,597	2,125	(50,594)	37,477	5,457
Comprehensive income	41,758	80,773	11,759	88,062	178,163	25,941

Comprehensive income attributable to non-controlling interests	(1,101)	(1,062)	(155)	(1,926)	(2,030)	(296)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	40,657	79,711	11,604	86,136	176,133	25,645

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Six Months Ended September 30, 2017 and 2018

	Three months ended September 30,			Six months ended September 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	76,328	104,766	15,253	159,289	200,208	29,151
Depreciation and amortization expenses[6]	12,354	13,391	1,950	25,106	26,536	3,864
Share-based compensation expense[7]	20,060	—	—	16,622	—	—
Non-GAAP operating income	108,742	118,157	17,203	201,017	226,744	33,015

6 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

7 Share-based compensation expense relates to the Company’s RSU scheme of which the shares have been fully vested in the quarter ended March 31, 2018, accordingly there will be no share-based compensation expense relating to those RSUs amortized in future periods.